October 23, 2018

Securities and Exchange Commission

Office of Applications and Report Services

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of
Allianz Funds (File No. 811-06161)
Allianz Funds Multi-Strategy Trust (File No. 811-22167)
AllianzGI Institutional Multi-Series Trust (File No. 811-22975)
AllianzGI Convertible & Income Fund (File No. 811-21284)
AllianzGI Convertible & Income Fund II (File No. 811-21338)
AllianzGI Convertible & Income 2024 Target Term Fund (File No. 811-23241)
AllianzGI Diversified Income & Convertible Fund (File No. (811-23039)
AllianzGI NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)
AllianzGI Equity & Convertible Income Fund (File No. 811-21989)
Premier Multi-Series VIT (File No. 811-22712)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered management investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, is the following documentation:

(i)

A copy of the Fidelity Bond Binder (the “Bond”), effective July 1, 2018, issued by National Union Fire Insurance Company of Pittsburgh, PA, the primary policy for $15 million; First Excess Layer issued by Great American Insurance Company for $20 million; and Second Excess Layer issued by Berkley Regional Insurance Company for $5 million, is attached under Exhibit 1;

(ii)	A copy of the executed joint Fidelity Bond Agreement among the joint insureds in accordance with Rule 17g-1(f) is attached under Exhibit 2;

(iii)

A copy of the resolutions of a majority of Trustees of each Board who are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached under Exhibit 3; and

(iv)

A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond, which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached under Exhibit 4.

Premiums for the Bond have been paid from July 1, 2018 through the period ending July 1, 2019.

If there are any questions regarding this filing, please contact the undersigned at (212) 739-3222.

Very truly yours,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
President and Chief Executive Officer

Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10019

212.739.3000

Exhibit 1

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured	Allianz Funds	BOND NUMBER 6214333
Principal Address:	650 Newport Center Drive
Newport Beach, CA 92660

(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m on 07/01/2018 to 12:01 a.m. on 07/01/2019.

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability –

Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$15,000,000	$250,000
Insuring Agreement B – AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C – ON PREMISES	$15,000,000	$250,000
Insuring Agreement D – IN TRANSIT	$15,000,000	$250,000
Insuring Agreement E – FORGERY ORALTERATION	$15,000,000	$250,000
Insuring Agreement F – SECURITIES	$15,000,000	$250,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$15,000,000	$250,000
Insuring Agreement H – STOPPAYMENT	$50,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

OPTIONAL COVERAGE SADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$15,000,000	$250,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$50,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$15,000,000	$250,000
Insuring Agreement M – TELEFAC SIMILE	$15,000,000	$250,000

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.

Item 4.

Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:

103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 103014 (10/09), 103005 (10/09),

91222 (12/09), SR5538, 41206 (9/84), 115906 (10/13), 113022 (10/12), Rider #1 (SR5538), Riders #2-7

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium Amount: $31,192.00
FHFC – Florida Hurricane Fund:
Total Premium: $31,192.00

Issue Date: 06/25/2018	By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No 6214333.

in favor of Allianz Funds.

effective as of 07/01/2018.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Allianz Funds

AllianzGI Emerging Markets Opportunities Fund

AllianzGI Focused Growth Fund

AllianzGI Global Natural Resources Fund

AllianzGI Global Small-Cap Fund

AllianzGI Health Sciences Fund

AllianzGI Income & Growth Fund

AllianzGI Mid-Cap Fund

AllianzGI NFJ Dividend Value Fund

AllianzGI NFJ International Value Fund

AllianzGI NFJ Large-Cap Value Fund

AllianzGI NFJ Mid-Cap Value Fund

AllianzGI NFJ Small-Cap Value Fund

AllianzGI Small-Cap Fund

AllianzGI Technology Fund

Allianz Funds Multi-Strategy Trust

AllianzGI Best Styles Emerging Markets Equity Fund

AllianzGI Best Styles Global Equity Fund

AllianzGI Best Styles International Equity Fund

AllianzGI Best Styles U.S. Equity Fund

AllianzGI Convertible Fund

AllianzGI Core Bond Fund

AllianzGI Core Plus Bond Fund

AllianzGI Emerging Markets Consumer Fund

AllianzGI Emerging Markets Debt Fund

AllianzGI Emerging Markets Small-Cap Fund

AllianzGI Europe Equity Dividend Fund

AllianzGI Global Allocation Fund

AllianzGI Global Dynamic Allocation Fund

AllianzGI Global Fundamental Strategy Fund

AllianzGI Global High Yield Fund

AllianzGI Global Sustainability Fund

AllianzGI Global Water Fund

AllianzGI High Yield Bond Fund

AllianzGI International Growth Fund

AllianzGI International Small-Cap Fund

AllianzGI Micro Cap Fund

SR 5538

AllianzGI Multi Asset Income Fund

AllianzGI NFJ Emerging Markets Value Fund

AllianzGI NFJ International Small-Cap Value Fund

AllianzGI PerformanceFee Managed Futures Strategy Fund

AllianzGI PerformanceFee Structured US Equity Fund

AllianzGI PerformanceFee Structured US Fixed Income Fund

AllianzGI Preferred Securities and Income Fund

AllianzGI Real Estate Debt Fund

AllianzGI Retirement 2020 Fund

AllianzGI Retirement 2025 Fund

AllianzGI Retirement 2030 Fund

AllianzGI Retirement 2035 Fund

AllianzGI Retirement 2040 Fund

AllianzGI Retirement 2045 Fund

AllianzGI Retirement 2050 Fund

AllianzGI Retirement 2055 Fund

AllianzGI Short Duration High Income Fund

AllianzGI Structured Return Fund

AllianzGI Ultra Micro Cap Fund

AllianzGI U.S. Equity Hedged Fund

Allianz Global Investors U.S. LLC sponsored Closed-End Funds

AllianzGI Convertible & Income Fund

AllianzGI Convertible & Income Fund II

AllianzGI Convertible & Income 2024 Target Term Fund

AllianzGI Diversified Income & Convertible Fund

AllianzGI Equity & Convertible Income Fund

AllianzGI NFJ Dividend, Interest & Premium Strategy Fund

Premier Multi-Series VIT

NFJ Dividend Value Portfolio

RCM Dynamic Multi-Asset Plus VIT Portfolio

AllianzGI Institutional Multi-Series Trust

AllianzGI Advanced Core Bond Portfolio

AllianzGI Best Styles Global Managed Volatility Portfolio

AllianzGI Global Small-Cap Opportunities Portfolio

            “And all now existing or hereinafter created funds”

SR 5538

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8.	This rider shall become effective as 12:01 a.m. on 07/01/2018.

Signed, Sealed and dated	By:
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

Rider No. 2

1.	It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing however, it is agreed that with regard to Loans and Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which result in

(i)	an improper financial benefit for the Employee, or

(ii)

an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute an improper financial benefit.

The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 3

To be attached to and form part of Investment Company Blanket Bond No. 6214333 in favor of Allianz Funds.

It is agreed that:

1.	Insuring Agreement (B), AUDIT EXPENSE, is amended so that it applies to any of the Insuring Agreements contained in this Bond or added to this Bond by rider.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:
AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 4

To be attached to and form part of No. 6214333 in favor of Allianz Funds.

It is agreed that:

1.	INSURING AGREEMENT G “Counterfeit Currency” is deleted in its entirety and the following is substituted therefor:

Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currency or coin of any country.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 5

This rider, effective 07/01/2018 forms a part of bond number 6214333 issued to Allianz Funds by Chartis.

AMEND LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

It is agreed that:

1.	Section 4, Loss – Notice – Proof – Legal Proceedings, is amended by deleting the following:

“At the earliest practicable moment after discovery of any loss…” and substituting the words “At the earliest practicable moment, not to exceed sixty (60) days, after discovery of any loss…”

The following section is also deleted

“Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)

receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.”

and replacing the above with the following:

“Discovery occurs when the Insured’s Risk Manager’s or General Counsel’s office

(a)	becomes aware of facts, or

(b)

receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known of a loss that exceeds, or is likely to exceed, $100,000.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 6

Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6214333 in favor of Allianz Funds.

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1.

Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/2018 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 7

To be attached to and form part of Investment Company Blanket Bond No. 6214333 in favor of Allianz Funds

It is agreed that:

1.	SECTION 1., DEFINITIONS, (a) “Employee,” is hereby amended to include the following:

(10)	registered representatives and retired Employees for a period of sixty (60) days after their retirement.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

This endorsement, effective at 12:01 A.M        07/01/2018 forms a part of

Policy number    6214333

Issued to:        Allianz Funds

By:	National Union Fire Ins of Pittsburgh

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanctions laws of regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved

By:
Authorized Representative

89644 (7/05)

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT J Computer Systems

To be attached to and form part of Bond No. 6214333.

in favor of Allianz Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	Entry of data into, or

(2)	Change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

103003 (10/09)	1

All computer systems utilized by the Insured.

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and (e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5.	The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.

All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.

The Limit of Liability for the coverage provided by this Rider shall be ($15,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8.

The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $250,000,        (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss

103003 (10/09)

2

shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.

Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12.

Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

14.	This rider shall become effective at 12:01 a.m. Standard time on 07/01/2018.

By:
Authorized Representative

103003 (10/09)

3

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No 6214333.

in favor of Allianz Funds.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(2)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(3)

The Single Loss Limit of Liability for the coverage provided by this rider shall be $50,000,         it being understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond.

(4)

The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of $5,000,         (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(5)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(6)	The rider is effective as of 12:01 a.m. standard time on 07/01/2018 as specified in the bond.

By:
Authorized Representative

103004 (10/09)

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT L

To be attached to and form part of Bond No 6214333.

Issued to Allianz Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

103014 (10/09)

1

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2.	Exclusions. It is further understood and agreed that this extension shall not cover:

a.	Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b.	Any loss resulting from:

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

103014 (10/09)

2

(ii)	a person officially Designated to receive redemption proceeds, or

(iii)	a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii)	Officially Designated, or

(iii)	Verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4) The Intentional failure to adhere to one or more APS Designated Procedures.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/2018, standard time as specified in the bond.

By:
Authorized Representative

103014 (10/09)

3

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214333. issued to Allianz Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i)

bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii)

fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

As used in this Insuring Agreement, “Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.

The Single Loss Limit of Liability for the coverage provided under the TELEFACSIMILE TRANSMISSIONS Insuring Agreement shall be it being understood, however, that such liability shall be part of, and not in addition to, the aggregate limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of $15,000,000, but not in excess of the Single Limit of Liability stated above.

103005 (10/09)

1

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 07/01/2018, standard time as specified in the attached bond.

By:
Authorized Representative

103005 (10/09)

2

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214333.

in favor of Allianz Funds.

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

103012 (10/09)

1

b.

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3	This rider is effective as of 12:01 a.m. on 07/01/2018.

By:
Authorized Representative

103012 (10/09)

2

This endorsement, effective 7/01/2018 at 12:01 AM, forms a part of Policy number: 6214333

Issued to: Allianz Funds

By: National Union Fire Insurance Company of Pittsburgh, PA

PROTECTED INFORMATION EXCLUSION

(CARVEBACK)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) “theft,” disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)	confidential or non-public; or

(2)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property:

(a)	owned by the Insured;

(b)	held by the Insured in any capacity; or

(c)	owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss;

that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

115903 (10/13)	Page 1 of 1

This rider, effective 7/01/2018 at 12:01 AM, forms a part of Bond number: 6214333

Issued to: Allianz Funds

By: National Union Fire Insurance Company of Pittsburgh, PA

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

113022 (10/12)	Page 1 of 1

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

41206 (9/84)	1

(2)

loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

41206 (9/84)	2

(a)	counterfeited, or

(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

41206 (9/84)	3

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union

Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A .	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged

41206 (9/84)	4

liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record-keeper, or

41206 (9/84)	5

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in SubSections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

“Property” means money (i.e currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

41206 (9/84)	6

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b)
securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when

41206 (9/84)	7

covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-

LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be

41206 (9/84)	8

incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any

41206 (9/84)	9

source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND

41206 (9/84)	10

TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)

as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the

41206 (9/84)	11

effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an

41206 (9/84)	12

assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the

41206 (9/84)	13

Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)	14

Your Great American Insurance PolicySM

301 E. Fourth St., Cincinnati, OH 45202

800-545-4269	GAIG.com
© 2017 Great American Insurance Company	0790-C (10/17)

R * B0 * 07/13/2018 * FS 5594674 12 00             Great American Insurance Company

194710

IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

R * B0 * 07/13/2018 * FS 5594674 12 00             Great American Insurance Company

194710

IMPORTANT INFORMATION TO POLICYHOLDERS

CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

Great American Insurance Group Administrative Offices 301 East 4th Street Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

California Department of Insurance Consumer Services Division 300 South Spring Street, South Tower Los Angeles, California 90013

1-800-927-4357 213-897-8921 (if calling from within the Los Angeles area) 1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry can be maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-705 (Ed. 11/08)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FXS 1101 (Ed. 05 14)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY

(herein called UNDERWRITER)

Bond No.:          FS 5594674 12 00

Named Insured: Allianz Funds

                            (herein called Insured)

Address:             650 Newport Center Drive

                            Newport Beach, CA 92660

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on	07/01/2018	to 12:01 a.m. on	07/01/2019
		(inception)		(expiration)

Item 2.	Single Loss Limit of Liability at Inception: $ 20,000,000

Item 3.	Underlying Coverage Schedule:

A)	Company:	National Union Fire Insurance Company of Pttsburgh, PA
	Single Loss Limit:	$ 15,000,000
	Deductible Amount:	$ 250,000
	Bond Number:	6214333
	Bond Period:	from 12:01 a.m. on 07/01/2018 to 12:01 a.m. on 07/01/2019

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): 1,2,3. and 4

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. FS 5594674 11, the cancellation to be effective at the same time this Bond become effective.

FXS 1101 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FXS 11 02 (Ed. 05 14)

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: FS 5594674 12 00

In favor of: Allianz Funds

It is agreed that:

1.	Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 07/01/2018 standard time.

FXS 11 02 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FXS 11 04 (Ed. 05 14)

RIDER NO. 2

EXHAUSTION OF UNDERLYING LIMITS AGREEMENT

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: FS 5594674 12 00

In favor of: Allianz Funds

It is agreed that:

1.	Item (b) of the Preamble of the attached Financial Institution Excess Follow Form Certificate is amended to read as follows:

(b)

For which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s(s) liability, except when the Underlying Carrier(s) is (are) unable to pay due to the Underlying Carrier’s own insolvency or where the Underlying Carrier(s) in good faith, settles a claim made by the Insured as a result of a covered loss for less than the expressed Limit of Liability of the Underlying Carrier(s) that is applicable to the covered loss.

2.

In either the case of insolvency or for which a good faith settlement is made by the Underlying Carrier(s) as respects a covered loss sustained by the Insured, the Insured’s loss that is in excess of what should be paid by the Underlying Carrier(s) in insolvency or that which is in excess of a good faith settlement that is made by the Underlying Carrier(s), shall be treated as self-insured and the Insured may make claim for the excess amount as per the Limit of Liability described in Item 2. of the Declarations of the attached Financial Institution Excess Follow Form Certificate.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 07/01/2018 standard time.

FXS 11 04 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FXS 11 09 (Ed. 05 14)

RIDER NO. 3

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: FS 5594674 12 00

In favor of: Allianz Funds

It is agreed that:

1.

In compliance with the ruling of the Commission of Insurance of the State of California and the opinion of the Attorney General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached bond for the Bond Period:

From:	07/01/2018

To:	07/01/2019

Is:	Twenty Nine Thousand One Hundred Twenty One and 00/100 Dollars

$29,121.00

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 07/01/2018 standard time.

FXS 11 09 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FXS 11 12 (Ed. 05 14)

RIDER NO. 4

DROP DOWN RIDER

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: FS 5594674 12 00

In favor of: Allianz Funds

It is agreed that:

1.

All Underlying Coverage detailed in Item 3. of the Declarations shall be maintained in full force and effect during the period of this Bond, except for any reduction in the aggregate limits contained therein solely by payment of claims, including court costs and attorneys fees.

2.

If by reason of the payment of any claim or claims by the Underlying Carrier(s) during the period of this coverage, which reduces the aggregate limits of the Underlying Coverage, this Bond shall respond excess over the Single Loss Limits of Liability of the Underlying Carrier(s) named in Item 3. of the Declarations until the reduced Annual Aggregate Limits are exhausted; and in such event, this Bond shall continue in force as Primary Bond, and the Deductible set forth on the Declarations Page of the Primary Bond shall apply to this Bond.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 07/01/2018 standard time.

FXS 11 12 (Ed. 05/14)	(Page 1 of 1)

R * B0 * 07/13/2018 * FS 5594674 12 00 Great American Insurance Company
194710
FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 (Ed. 04/17)

July 24, 2018

Veronica Dediego

Edgewood Partners Insurance Center

295 Madison Ave., 38th Floor

New York, NY 10017

Re:	Allianz Funds

Policy # BFBD-45001523-24

Dear Veronica,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue

Assistant Vice President, Chief Claims Officer

849 Fairmount Avenue, Suite 301

Towson, Maryland 21286

Phone (toll free): (866) 539-3995 ext. 6333

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Matthew McNamara

Assistant Vice President, Regional Manager

MMcNamara@BerkleyCrime.com

757 Third Avenue, 10th Floor, New York, NY 10017    PH. 844.44.CRIME

Underwritten By BERKLEY REGIONAL INSURANCE COMPANY	PRODUCER Veronica Dediego Edgewood Partners Insurance Center 295 Madison Ave., 38th Floor New York, NY 10017 (646) 452-4038

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

BROKER DEALERS (FORM 14) EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER	BFBD-45001523-24	PRIOR BOND NUMBER	BFBD-45001523-23
NAMED INSURED	Allianz Funds

MAILING ADDRESS	650 Newport Center Dr
Newport Beach, CA 92660

BOND PERIOD	7/01/2018 to 7/01/2019
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)  would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b)  for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying bond(s) which is below the underlying Carrier’s expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
SINGLE LOSS LIMIT OF LIABILITY:	$5,000,000 excess of $35,000,000 plus deductible
AGGREGATE LIMIT:

UNDERLYING COVERAGE:
Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Single Loss Limit of Liability:	$15,000,000
Single Loss Deductible:	$250,000
Aggregate Limit:
Bond Number:	6214333
Bond Period:	07/01/2018 to 07/01/2019

Carrier:	Great American Insurance Company
Single Loss Limit of Liability:	$20,000,000 excess of $15,000,000 plus deductible
Aggregate Limit:
Bond Number:	FS 5594674 12 00
Bond Period:	07/01/2018 to 07/01/2019

BCR FIB XS 01 15	Page 1 of 2

Forms and Riders Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Rider:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 16	Berkley Crime Cover Letter
BCR FIB XS 01 15	Financial Institution Excess Follow Form Certificate
BCR FIB 86 12 17	Office of Foreign Assets Control Rider—Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Bond you give us notice canceling prior policy Numbers: BFBD-45001523-23 the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman Director, Senior Vice President and Secretary	W. Robert Berkley, Jr. Director and President

BCR FIB XS 01 15	Page 2 of 2

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, No. or Computer Crime Policy for Financial Institutions, No. BFBD-45001523-24 in favor of Allianz Funds It is agreed that:

1.

In accordance with the U.S. Treasury Department’s Office of Foreign Assets Control(OFAC) regulations, if it is determined that the Insured hereunder has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payment nor premium refunds may be made without authorization from OFAC.

2.

The Office of Foreign Assets Control administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous: foreign agents; front organizations; terrorists; terrorist organizations; and narcotics traffickers; as Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – www.treas.gov/ofac.

This rider/endorsement shall become effective as of 12:01 a.m. on 07/01/2018.

Accepted:

OFFICE OF FOREIGN ASSETS CONTROL RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS, 14, 15, 24

AND 25 AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS.

ADOPTED NOVEMBER, 2017

BCR FIB 86 12 17	Page 1 of 1

Exhibit 2

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of July 1, 2018 by and among, AllianzGI Institutional Multi-Series Trust, AllianzGl NFJ Dividend, Interest & Premium Strategy Fund, AllianzGl Convertible & Income Fund, AllianzGl Convertible & Income Fund II, AllianzGl Equity & Convertible Income Fund, AllianzGI Convertible & Income 2024 Target Term Fund, AllianzGI Diversified Income & Convertible Fund, Premier Multi-Series VIT, Allianz Funds and Allianz Funds Multi-Strategy Trust (each a “Trust”), on behalf of each Trust’s respective series of shares (the “Funds”).

WHEREAS, each of the Trusts and Funds have investment advisers which are affiliates of each other (each such firm, and any other advisory firm that is an affiliate of such firms, an “Affiliated Manager”);

WHEREAS, the Trusts and Funds are named as insureds under a Joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA, Great American Insurance Group and Berkley Regional Insurance Company (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company, not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

AllianzGI Institutional Multi-Series Trust
AllianzGI NFJ Dividend, Interest & Premium Strategy Fund
AllianzGI Convertible & Income Fund
AllianzGI Convertible & Income Fund II
AllianzGI Convertible & Income 2024 Target Term Fund
AllianzGI Equity & Convertible Income Fund
AllianzGI Diversified Income & Convertible Fund
Premier Multi-Series VIT
Allianz Funds
Allianz Funds Multi-Strategy Trust

By:	/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
President and Chief Executive Officer

Exhibit 3

Certificate of Secretary

ALLIANZ FUNDS (“AF”)

ALLIANZ FUNDS MULTI-STRATEGY TRUST (“MST”)

ALLIANZGI INSTIUTIONAL MULTI-SERIES TRUST (“IMST”)

PREMIER MULTI-SERIES VIT (“VIT”)

ALLIANZGI NFJ DIVIDEND, INTEREST & PREMIUM STRATEGY FUND (“NFJ”)

ALLIANZGI CONVERTIBLE & INCOME FUND (“NCV”)

ALLIANZGI CONVERTIBLE & INCOME FUND II (“NCZ”)

ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND (“CBH”)

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND (“NIE”)

ALLIANZGI DIVERSIFIED INCOME & CONVERTIBLE FUND (“ACV”)

(each, a “Fund” and collectively, the “Funds”)

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Secretary of the above- referenced Funds, each a business trust organized under the laws of the Commonwealth of Massachusetts, hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees of the Funds at meetings held on June 13, 2018 and October 3, 2018, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Funds on this 23rd day of October, 2018.

/s/ Angela Borreggine
Angela Borreggine
Secretary and Chief Legal Officer

ALLIANZ FUNDS (“AF”)

ALLIANZ FUNDS MULTI-STRATEGY TRUST (“MST”)

ALLIANZGI INSTIUTIONAL MULTI-SERIES TRUST (“IMST”)

PREMIER MULTI-SERIES VIT (“VIT”)

ALLIANZGI NFJ DIVIDEND, INTEREST & PREMIUM STRATEGY FUND (“NFJ”)

ALLIANZGI CONVERTIBLE & INCOME FUND (“NCV”)

ALLIANZGI CONVERTIBLE & INCOME FUND II (“NCZ”)

ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND (“CBH”)

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND (“NIE”)

ALLIANZGI DIVERSIFIED INCOME & CONVERTIBLE FUND (“ACV”)

(each, a “Fund” and collectively, the “Funds”)

Minutes of the Joint Meeting of the Boards of Trustees held on June 13, 2018

Approval of Fidelity Bond

VOTED:

That, after considering all relevant factors, the action of the Funds in a Joint Investment Company Blanket Bond to be issued by the Funds as described in the Meeting materials by a consortium of insurers covering larceny and embezzlement and certain other acts, with a limit of liability for the period of July 1, 2018, to and including July 1, 2019, of $40 million, or such amount as is necessary to cover the addition of the Funds to the Joint Investment Company Blanket Bond, for an aggregate one-year premium of an amount to be determined by AllianzGI U.S. and ratified by the Board once an aggregate premium figure is provided by the insurance companies, plus any additional amount as may be necessary to cover the addition of the Funds to the Joint Investment Company Blanket Bond, be and it is hereby approved, each Fund’s share of the premium to be no greater than a pro rata amount based on the sum of the minimum bond requirement (or, if larger, the assigned coverage amount) for each party to the Joint Investment Company Blanket Bond in accordance with Rule 17g-1 under the 1940 Act, and, in the case of Allianz Funds, to be paid from the Administrative Fee paid to AllianzGI U.S. with respect to each series of Allianz Funds.

VOTED:

That the officers of the Funds be, and they hereby are, authorized to approve insurers included in the consortium of insurers referenced in the foregoing resolution, with their approval deemed to constitute approval by the Trustees, subject to ratification by the Trustees at a subsequent meeting when the list of insurers from whom coverage has been obtained is finalized.

VOTED:

That, pursuant to Rule 17g-1 under the 1940 Act, the officers of the Funds be, and they each hereby are, designated as an agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule.

VOTED:

That the officers of the Funds be, and they hereby are, authorized to make any and all payments and to do any and all other acts in the name of each Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing Votes.

VOTED:

That each Fund be and it hereby is authorized to enter into or amend an Agreement Among Joint Insureds with the other parties to the Joint Investment Company Blanket Bond, stating that in the event recovery is received under the bond as a result of the loss of any Fund and of one or more of the other named insured parties, the other Funds shall receive an equitable and proportionate share of recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, and the President, the Treasurer and the Secretary of the Funds be and they hereby are, and each of them acting individually hereby is, authorized to execute and deliver such agreement, the taking of any or all such actions to be conclusive evidence of its authorization hereby.

VOTED:

That the form and amount of the Joint Investment Company Blanket Bond, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be, and they hereby are, approved.

VOTED:	That each Fund’s participation in the Joint Investment Company Blanket Bond described above be, and it hereby is, determined to be in the best interest of each Fund.

ALLIANZ FUNDS (“AF”)

ALLIANZ FUNDS MULTI-STRATEGY TRUST (“MST”)

ALLIANZGI INSTIUTIONAL MULTI-SERIES TRUST (“IMST”)

PREMIER MULTI-SERIES VIT (“VIT”)

ALLIANZGI NFJ DIVIDEND, INTEREST & PREMIUM STRATEGY FUND (“NFJ”)

ALLIANZGI CONVERTIBLE & INCOME FUND (“NCV”)

ALLIANZGI CONVERTIBLE & INCOME FUND II (“NCZ”)

ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND (“CBH”)

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND (“NIE”)

ALLIANZGI DIVERSIFIED INCOME & CONVERTIBLE FUND (“ACV”)

(each, a “Fund” and collectively, the “Funds”)

Minutes of the Joint Meeting of the Boards of Trustees held on October 3, 2018

Ratification of Fidelity Bond

VOTED:

That, after considering all relevant factors, the action of the Funds in joining the other parties to a Joint Investment Company Blanket Bond (the “Investment Company Blanket Bond”) as described in the meeting materials, issued by a consortium of insurers covering larceny and embezzlement and certain other acts, with a limit of liability for the period of July 1, 2018 to and including July 1, 2019 of $40 million, for an aggregate one-year premium of $63,534.80, be and it is hereby ratified and approved, each Fund’s share of the premium to be no greater than a pro rata amount based on the sum of the minimum bond requirement (or, if larger, the assigned coverage amount) for each party to the Investment Company Blanket Bond in accordance with Rule 17g-1 under the 1940 Act and, in the case of Allianz Funds, to be paid from the Administrative Fee paid to AllianzGI U.S. with respect to Allianz Funds.

VOTED:	That the insurers included in the consortium of insurers referenced in the foregoing Vote, be, and they hereby are, ratified and approved.

VOTED:

That pursuant to Rule 17g-1 under the 1940 Act, the officers of the Funds be, and they each hereby are, designated as an agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule with respect to the Investment Company Blanket Bond.

VOTED:

That the filing of a copy of the Investment Company Blanket Bond with the Securities and Exchange Commission, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Investment Company Blanket Bond, (2) a statement showing the amount of a single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Investment Company Blanket Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Investment Company Blanket Bond agreement be, and hereby is, ratified and approved.

VOTED:

That the form, terms, and provisions of the agreement with the other parties to the Investment Company Blanket Bond, stating that in the event recovery is received under the bond as a result of the loss of any Fund and of one or more of the other named insured parties, the other Funds shall receive an equitable and proportionate share of recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (the “Agreement Among Joint Insureds”), as described to this meeting and presented at a prior meeting, be, and they hereby are, ratified and approved, and that the action of the Funds in entering into the Agreement Among Joint Insureds be, and it hereby is, ratified and approved.

VOTED:

That the form and amount of the Investment Company Blanket Bond, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be and they hereby are, ratified and approved.

VOTED:	That each Fund’s participation in the Investment Company Blanket Bond described above be, and it hereby is, determined to be in the best interest of each Fund.

Exhibit 4

Fidelity Bond Policy

$40.0 million policy

(allocation based on each fund’s coverage requirements under Rule 17g-1)

Fund Name	Gross Assets 6/30/2018	Required Coverage
Allianz Funds Multi-Strategy Trust:
AllianzGI Best Styles Emerging Markets Equity Fund	$6,316,445	$150,000
AllianzGI Best Styles Global Equity Fund	621,810,124	900,000
AllianzGI Best Styles International Equity Fund	26,391,005	300,000
AllianzGI Best Styles U.S. Equity Fund	125,834,093	525,000
AllianzGI Convertible Fund	517,750,968	900,000
AllianzGI Core Bond Fund	39,118,653	350,000
AllianzGI Core Plus Bond Fund	56,527,396	400,000
AllianzGI Emerging Markets Consumer Fund	49,402,648	400,000
AllianzGI Emerging Markets Debt Fund	20,210,860	250,000
AllianzGI Emerging Markets Small-Cap Fund	10,522,299	200,000
AllianzGI Europe Equity Dividend Fund	7,842,632	175,000
AllianzGI Global Allocation Fund	336,446,903	750,000
AllianzGI Global Dynamic Allocation Fund	300,657,580	750,000
AllianzGI Global Fundamental Strategy Fund	—	—
AllianzGI Global High Yield Fund	22,621,359	250,000
AllianzGI Global Sustainability Fund	27,777,560	300,000
AllianzGI Global Water Fund	645,781,236	900,000
AllianzGI High Yield Bond Fund	199,610,909	600,000
AllianzGI International Growth Fund	20,590,256	250,000
AllianzGI International Small-Cap Fund	195,723,246	600,000
AllianzGI Micro Cap Fund	28,782,140	300,000
AllianzGI Multi Asset Income Fund	42,673,059	350,000
AllianzGI NFJ Emerging Markets Value Fund	163,965,313	600,000
AllianzGI NFJ International Small-Cap Value Fund	4,073,037	125,000
AllianzGI PerformanceFee Managed Futures Strategy Fund	15,951,520	225,000
AllianzGI PerformanceFee Structured US Equity Fund	27,964,400	300,000
AllianzGI PerformanceFee Structured US Fixed Income Fund	24,982,535	300,000
AllianzGI Preferred Securities and Income Fund	10,222,223	200,000
AllianzGI Real Estate Debt Fund	14,476,960	225,000
AllianzGI Retirement 2020 Fund	48,102,183	400,000
AllianzGI Retirement 2025 Fund	63,557,926	400,000
AllianzGI Retirement 2030 Fund	72,747,070	450,000
AllianzGI Retirement 2035 Fund	58,683,664	400,000
AllianzGI Retirement 2040 Fund	52,617,238	400,000
AllianzGI Retirement 2045 Fund	33,710,106	350,000
AllianzGI Retirement 2050 Fund	33,140,259	300,000
AllianzGI Retirement 2055 Fund	17,133,540	225,000
AllianzGI Short Duration High Income Fund	1,140,851,755	1,250,000
AllianzGI Structured Return Fund	652,451,981	900,000
AllianzGI U.S. Equity Hedged Fund	2,762,216	125,000
AllianzGI Ultra Micro Cap Fund	35,536,351	350,000
AllianzGI U.S. Sponsored Closed-End Funds:
AllianzGI Convertible & Income 2024 Target Term Fund	254,534,279	750,000
AllianzGI Convertible & Income Fund	925,401,236	1,000,000
AllianzGI Convertible & Income Fund II	704,387,293	900,000
AllianzGI Diversified Income & Convertible Fund	349,219,997	750,000
AllianzGI Equity & Convertible Income Fund	660,478,980	900,000
AllianzGI NFJ Dividend, Interest & Premium Strategy Fund	1,367,519,064	1,250,000

Allianz Funds:
AllianzGI Emerging Markets Opportunities Fund	373,246,077	750,000
AllianzGI Focused Growth Fund	1,084,902,663	1,250,000
AllianzGI Global Natural Resources Fund	20,773,134	250,000
AllianzGI Global Small-Cap Fund	194,048,522	600,000
AllianzGI Health Sciences Fund	153,093,104	600,000
AllianzGI Income & Growth Fund	3,764,271,690	2,300,000
AllianzGI Mid-Cap Fund	306,231,184	750,000
AllianzGI NFJ Dividend Value Fund	1,990,912,452	1,700,000
AllianzGI NFJ International Value Fund	289,972,409	750,000
AllianzGI NFJ Large-Cap Value Fund	364,646,564	750,000
AllianzGI NFJ Mid-Cap Value Fund	1,271,087,952	1,250,000
AllianzGI NFJ Small-Cap Value Fund	2,294,356,762	1,700,000
AllianzGI Small-Cap Fund	95,536,561	525,000
AllianzGI Technology Fund	1,613,154,265	1,500,000
AllianzGI Institutional Multi-Series Trust:
AllianzGI Advanced Core Bond Portfolio	207,840,432	600,000
AllianzGI Best Styles Global Managed Volatility Portfolio	64,852,367	400,000
AllianzGI Global Small-Cap Opportunities Portfolio	5,466,016	150,000
Premier Multi-Series VIT:
NFJ Dividend Value Portfolio	—	—
RCM Dynamic Multi-Asset Plus VIT Portfolio	26,600,299	300,000

	$24,157,854,952	$38,800,000